Mail Stop 4561

February 10, 2009

David Schaeffer
Chief Executive Officer
Cogent Communications Group, Inc.
1015 31st Street N.W
Washington, D.C. 20007

     Re: Cogent Communications Group, Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed on March 10, 2008
           File No. 001-31227

Dear Mr. Schaeffer:

We have reviewed your response letter dated January 27, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 12, 2009.

Definitive Proxy Statement

Employment Agreements and Other Potential Post-Employment Payments, page 14

1.   We refer to prior comment 3 and note that your response does not address how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. Please ensure future filings include this disclosure.

Certain Relationships and Related Transactions, page 21

2.   We refer to prior comment 5. To the extent that Mr. Schaeffer's wife's interest in the headquarters lease exceeds $120,000, you must disclose her separate interest as well. Refer to Item 404(a) and Instruction 1.a.iii to Item 404(a) of Regulation S-K. Please confirm that you will make this disclosure.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief